

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

<u>Via E-mail</u>
Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

      Re: **Microsoft Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2010
              Form 10-Q for the Quarterly Period Ended December 31, 2010
              File No. 000-14278

Dear Mr. Brod:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    /s/ Craig D. Wilson

                                    Craig D. Wilson
                                    Sr. Asst. Chief Accountant